UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SD
Specialized Disclosure Report
__________________________________________
(Exact name of registrant as specified in its charter)

Delaware	1-6903	75-0225040
_____________________ (State or other jurisdiction	_____________ (Commission	______________ (I.R.S. Employer
of incorporation)	File Number)	Identification No.)

14221 N. Dallas Parkway, Suite 1100 Dallas, Texas		75254-2957
_________________________________ (Address of principal executive offices)		___________ (Zip Code)

Eric R. Marchetto, 214-631-4420
____________________________________________ (Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:
☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
A copy of Trinity Industries, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.trin.net.
Item 1.02 Exhibits
See Item 2.01 of this Form.
Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Trinity Industries, Inc.

May 23, 2024	By:	/s/ Eric R. Marchetto
Name: Eric R. Marchetto
Title: Executive Vice President and Chief Financial Officer